FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
NOTICE OF RESOLUTIONS
PAYMENT OF THE DIVIDEND OF PROFITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date March 31, 2004	By /s/ Shunji Onda

(Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 103RD BUSINESS TERM

March 30, 2004

TO OUR SHAREHOLDERS

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo

Fujio Mitarai
President and C.E.O.

NOTICE OF RESOLUTIONS
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 103RD BUSINESS TERM

Notice is hereby given that at the Ordinary General Meeting of Shareholders for the 103rd Business Term of the Company held today, reports were made and resolutions were passed as mentioned below.

Please note that, as to proposition item No. 5, the Company has withdrawn its proposal.

Matters Reported:

Reports on the Business Report, Balance Sheets, and Income Statements for the 103rd Business Term (from January 1, 2003 to December 31, 2003).

The contents of the abovementioned accounting documents were reported.

Matters Resolved upon:

     Propositions:

Item No. 1 Approval of the Proposal of Profit Appropriation for the 103rd Business Term

It was approved and adopted in all respects as proposed and, in order to respond to the continuing support from our shareholders, the dividend of profits due for this term was decided to be 35.00 yen per share, an increase of 17.50 yen compared to the previous term. Since the Company has already paid an interim dividend of 15.00 yen per share, together with the above dividend, the dividend for the entire Business Term will be 50.00 yen total per share (an increase of 20.00 yen compared to the previous term).

Item No. 2 Partial Amendment of the Articles of Incorporation

It was approved and adopted in all respects as proposed, and the provision which would allow the Company to purchase the Company’s own shares by a resolution of the Board of Directors has been added.

Item No. 3 Election of Twenty-Seven Directors

It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Yukio Yamashita, Toshizo Tanaka, Kinya Uchida, Tsuneji Uchida, Yusuke Emura, Nobuyoshi Tanaka, Junji Ichikawa, Hajime Tsuruoka, Akiyoshi Moroe, Kunio Watanabe, Ikuo Soma, Hironori Yamamoto, Yoroku Adachi, Yasuo Mitsuhashi, Katsuichi Shimizu, Ryoichi Bamba, Tomonori Iwashita, Toshio Homma and Shigeru Imaiida were reappointed as Directors of the Company, and Messrs. Masahiro Osawa, Keijiro Yamazaki, Shunichi Uzawa, Masaki Nakaoka, Toshiyuki Komatsu, Shigeyuki Matsumoto and Haruhisa Honda were newly appointed as Directors of the Company, and all of them assumed their offices.

Item No. 4 Election of Three Corporate Auditors

It was approved and adopted in all respects as proposed. As a result, Mr. Tetsuo Yoshizawa was reappointed, and Messrs. Teruomi Takahashi and Kunihiro Nagata were newly appointed as Corporate Auditors of the Company, and all of them assumed their offices. Mr. Tetsuo Yoshizawa is the outside Corporate Auditor stipulated in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

Item No. 5 Election of Additional Accounting Auditor (Withdrawal of the Proposition)

After dispatching the Notice of Convocation of the Ordinary General Meeting of Shareholders, a representative partner of Azsa & Co., the candidate for the accounting auditor, was arrested for charges of misstatements in the Yuka Shoken Hokokusho (financial statements), and The Japanese Institute of Certified Public Accountants commenced investigations against the above auditing corporation. In this situation, the Company has decided to refrain from electing an additional accounting auditor at this General Meeting of Shareholders, and withdrew this proposition today.

Item No. 6 Grant of Retiring Allowance to Directors and Corporate Auditors to be Retired

It was approved and adopted in all respects as proposed. Thus, it was decided that retiring allowance should be granted to each of the retired Directors of Messrs. Ichiro Endo, Akira Tajima, Takashi Saito and Teruomi Takahashi and each of the retired Corporate Auditors of Messrs. Kohtaro Miyagi and Masaharu Aono within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc., should be entrusted to the Board of Directors as to the retired Directors and to the consultation of the Corporate Auditors as to the retired Corporate Auditors, respectively.

Item No. 7 Revision of the Remunerations for Directors and Corporate Auditors

It was approved and adopted in all respects as proposed. Thus, it was decided that the remunerations for Directors shall be “within the limit of 1,200,000,000 per year” and the remunerations for Corporate Auditors shall be “within the limit of 200,000,000 yen per year” and that the remunerations for Directors shall not include the salaries for employees which would be paid to Directors serving concurrently as employees.

–	Appointment of Representative Director and Directors with Specific Titles

As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 103rd Business Term, each of the following persons were appointed as Representative Director and/or Directors with specific titles of the Company. All of them have assumed their offices.

President and C.E.O.	Fujio Mitarai
Senior Managing Director	Yukio Yamashita
Senior Managing Director	Toshizo Tanaka
Senior Managing Director	Kinya Uchida
Senior Managing Director	Tsuneji Uchida
Managing Director	Yusuke Emura
Managing Director	Nobuyoshi Tanaka
Managing Director	Junji Ichikawa
Managing Director	Hajime Tsuruoka
Managing Director	Akiyoshi Moroe
Managing Director	Kunio Watanabe
Managing Director	Ikuo Soma
Managing Director	Hironori Yamamoto

–	Appointment of Full-Time Corporate Auditors

After the Ordinary General Meeting of Shareholders for the 103rd Business Term, Messrs. Teruomi Takahashi and Kunihiro Nagata were appointed as full-time Corporate Auditors of the Company as a result of mutual votes among the Corporate Auditors, and each of them assumed their offices.

PAYMENT OF THE DIVIDEND OF PROFITS

The dividend due for the 103rd Business Term shall be paid by either of the following methods.

–	If you are receiving the dividend with the “Postal Giro Payment Advice Form”:

Please receive the dividend in accordance with the instructions stated on the backside of the enclosed “Postal Giro Payment Advice Form” at a nearby post office during the payment period (from March 31, 2004 through April 30, 2004). This “Postal Giro Payment Advice Form” can also make your dividend be remitted to your bank account, postal giro account, and postal savings account.

–	If you have requested to have the dividend transferred to your bank account or postal account:

Please confirm the enclosed “statement of dividend of profits” and “dividend transfer notice.”